UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Q1 2009 Results. Dated May 6th , 2009	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Q1 2009 Results

Tel Aviv, May 6, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced financial results for the first quarter ended March, 31, 2009.

Q1 Highlights (compared to Q1 2008):

—	WiMAX shipments flat at $40.6 million

—	WiMAX revenues up 29% to $50.9 million

—	GAAP net loss was ($0.01); Non-GAAP EPS $0.01.

In the first quarter of 2009, revenues were $67.9 million, a decrease of 3% from $70.1 million in the fourth quarter of 2008, and an increase of 1% from $67.2 million in the first quarter of 2008.

GAAP net loss in the first quarter of 2009 was ($852,000), or ($0.01) per share, compared to net loss of $(4.8) million, or $(0.08) per share in Q4 2008, which included a restructuring charge and related expenses of $2.9 million in connection with the cost reduction initiatives that were implemented in December 2008. GAAP net loss in the first quarter of 2008 was ($601,000), or ($0.01) per share.

Excluding the amortization of intangibles and stock based compensation expenses, and the restructuring charge and related expenses in Q4-2008, on a non-GAAP basis, the company reported net income in the first quarter of 2009 of approximately $754,000, or $0.01 per diluted share, compared with non-GAAP net loss of ($413,000), or ($0.01) per diluted share in the fourth quarter of 2008, and non-GAAP net income of approximately $2.0 million, or $0.03 per diluted share in Q1 2008. Non-GAAP net income and EPS for Q4 of 2008 have been revised from the figures originally reported to reflect a reclassification which had the effect of increasing R&D expense and reducing non-GAAP net income by about $500,000.

Cash reserves as of March 31, 2009, totaled approximately $136 million, a decrease of $5 million.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results of operations, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q1 2009, and the comparative periods.

Comments from Management

“In view of the challenging quarter for the entire industry, we are pleased with our results,” said Tzvika Friedman, President and CEO of Alvarion. “We achieved results within the range of our guidance. This was attributable to a combination of revenue recognition related to earlier shipments and decisive steps to reduce operating expenses since shipments and order intake were below our expectations”.

“We have not seen any diminished interest in WiMAX as a technology, but we have seen projects delayed due to availability of financing as well as due to hesitation on the part of well-funded companies’ intent on conserving cash. A few other deployments have been postponed or put on hold, mainly for regulatory reasons unrelated to the economy. As a result, WiMAX shipments declined 30% sequentially from the record level of Q4".

“Although sales cycles are longer and credit remains tight, we expect improvement in order patterns and shipments in Q2 compared to Q1. However, we expect revenues in Q2 to be sequentially lower because we will have less revenue to recognize from shipments made during previous quarters compared to Q1".

“Looking into next year, our confidence in the outlook is increasing for several reasons: we have an overall backlog of orders plus unrecognized revenue from prior shipments totaling over $100 million; many customers are planning multi-year network build-outs; we have recently won new projects; we are well positioned to take market share from weak competitors; government stimulus programs are targeting broadband as a key area for economic development; additional licenses are expected to be granted in key regions during the next 12 months; and new vertical markets such as video surveillance and traffic management are gaining traction and represent incremental opportunities”.

Q2 2009 Guidance

The company’s revenue guidance for Q2 2009 is $54 to $62 million. Based on the indicated revenue range, Q2 non-GAAP per share results are expected to range between a loss of ($0.01) and ($0.07). GAAP per share results are expected to range between a loss of ($0.03) and ($0.09), before any one-time charges.

Alvarion management will host a conference call today, May 6, at 9:00 a.m. Eastern time to discuss the quarter.

Please call the following dial in number to participate:
USA: (800) 230-1085; International: +1-(612) 288-0329.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 10:00 a.m. EDT on May 6, 2009 through 11:59 p.m. EDT on June 6, 2009.

To access the replay, please call:
USA: (USA) (800) 475-6701;
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 994638.

Alvarion has scheduled dates for the earnings announcements during 2009 and this schedule is available on the website at http://www.alvarion.com/investors/earnings/.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN™ WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” are the registered trademarks of Alvarion Ltd. “OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended December 31,	Year ended December 31,
	2009	2008	2008	2008

Sales	$67,874	$67,168	$70,094	$281,281

Cost of sales	37,238	34,343	38,751	147,783

Gross profit	30,636	32,825	31,343	133,498

Operating expenses:
Research and development, net (**)	14,640	15,113	14,646	59,679
Selling and marketing	13,371	14,654	14,909	60,521
General and administrative	4,023	4,613	4,773	18,813
Amortization of intangible assets	33	633	(267)	1,327
Restructuring and other related expenses (*) (**)	-	-	2,914	2,914

Total Operating expenses	32,067	35,013	36,975	143,254

Operating loss	(1,431)	(2,188)	(5,632)	(9,756)

Financial income, net	579	1,587	783	4,297

Net loss	$(852)	$(601)	$(4,849)	$(5,459)

Basic net loss per share	$(0.01)	$(0.01)	$(0.08)	$(0.09)

Weighted average number of shares used in computing basic net loss per share	61,948	63,058	62,330	62,925

Diluted net loss per share	$(0.01)	$(0.01)	$(0.08)	$(0.09)

Weighted average number of shares used in computing diluted net loss per share	61,948	63,058	62,330	62,925

(*)	Results of the downsizing initiatives costs performed in December 2008.

(**)	In Q4-08 $532K were reclassified from restructuring costs to R&D expenses.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,2009				Three Months Ended December 31,2008 Non-GAAP
	GAAP	Adjustments		Non-GAAP

Sales	$67,874	$-		$67,874	$70,094

Cost of sales	37,238	(127	)(a)	37,111	38,511

Gross profit	30,636	127		30,763	31,583

Operating expenses:
Research and development, net (*)	14,640	(505	)(a)	14,135	14,180
Selling and marketing	13,371	(450	)(a)	12,921	14,370
General and administrative	4,023	(491	)(a)	3,532	4,229
Amortization of intangible assets	33	(33	)(b)	-	-

Total Operating expenses	32,067	(1,479)		30,588	32,779

Operating profit (loss)	(1,431)	1,606		175	(1,196)

Financial income, net	579	-		579	783

Net income (loss)	$(852)	$1,606		$754	$(413)

Basic net earnings (loss) per share	$(0.01)			$0.01	$(0.01)

Weighted average number of shares used in computing basic net earnings (loss) per share	61,948			61,948	62,330

Diluted net earnings (loss) per share	$(0.01)			$0.01	$(0.01)

Weighted average number of shares used in computing diluted net earnings (loss) per share	61,948			62,468	62,330

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

(*)	In Q4-08 $532K were reclassified from restructuring costs to R&D expenses.

ALVARION LTD. & ITS SUBSIDIARIES
DISCLOSURE OF NON-US GAAP NET INCOME (LOSS)
FOR COMPARATIVE PURPOSES NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE EXCLUDING
AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES AND
RESTUCTURING EXPENSES
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended December 31,	Year ended December 31,
	2009	2008	2008	2008

Net loss according to US GAAP	$(852)	$(601)	$(4,849)	$(5,459)

Amortization of acquired intangibles	33	633	(267)	1,327

Stock based compensation expenses related to SFAS 123R	1,573	2,013	1,789	7,561

Restructuring and other related expenses (*)	-	-	2,914	2,914

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$754	$2,045	$(413)	$6,343

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$0.01	$0.03	$(0.01)	$0.10

Weighted average number of shares used in computing basic net earnings per share	61,948	63,058	62,330	62,925

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$0.01	$0.03	$(0.01)	$0.10

Weighted average number of shares used in computing diluted net earnings per share	62,468	64,532	62,330	64,143

(*)	Results of the downsizing initiatives performed in December 2008.

(*)	In Q4-08 $532K were reclassified from restructuring costs to R&D expenses.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31, 2009	December 31, 2008

ASSETS
Cash, cash equivalents, short-term and long-term investments	$135,534	$140,630
Trade receivables	53,558	59,814
Other accounts receivable	7,720	8,110
Inventories	53,228	53,675
Severance pay fund	11,525	12,010

INVESTMENT IN AFFILIATES	1,554	1,554

PROPERTY AND EQUIPMENT, NET	17,683	16,955

GOODWILL AND OTHER INTANGIBLE ASSETS	57,339	57,372

TOTAL ASSETS	$338,141	$350,120

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$55,094	$57,033
Other accounts payable and accrued expenses	52,931	59,340

Total current liabilities	108,025	116,373

ACCRUED SEVERANCE PAY	16,975	17,841

TOTAL LIABILITIES	125,000	134,214

SHAREHOLDERS' EQUITY	213,141	215,906

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$338,141	$350,120

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three Months ended March 31, 2009

Cash flows from operating activities:
Net loss	$(852)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,754
Stock based compensation expenses related to SFAS 123R	1,573
Amortization of intangibles assets	33
Decrease in trade receivables	6,256
Decrease in other accounts receivable and prepaid expenses	390
Decrease in inventories	447
Decrease in trade payables	(1,939)
Decrease in other accounts payables and accrued expenses	(9,943)
Accrued severance pay, net	(381)

Net cash used in operating activities	(2,662)

Cash flows from investing activities:
Purchase of fixed assets	(2,482)

Net cash used in investing activities	(2,482)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	48

Net cash provided by financing activities	48

Decrease in cash, cash equivalents, short-term and long-term investments	(5,096)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	140,630

Cash, cash equivalents, short-term and long-term investments at the end of the period	$135,534